Exhibit 12

Paper Warehouse, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the Six Months Ended August 3, 2001 and July 28, 2000 and
 For the Five Years Ended February 2, 2001

($'s in thousands)	Six Months Ended		Fiscal Year Ended

	August 3,	July 28,	February 2,	January 28,	January 29,	January 30,	January 31,
Ratio of Earnings to Fixed Charges:	2000	1999	2001	2000	1999	1998	1997

Earnings:
Consolidated net (loss) earnings	$(689)	$(106)	$(434)	$(4,448)	$(521)	$(207)	$808
Extraordinary charge, net	-	-	-	-	-	110	-
Cumulative effect of accounting change, net	-	-	-	108	-	-	-
Income taxes (1)	(456)	(57)	(295)	(2,970)	(323)	22	500

Total (loss) earnings before extraordinary charge and cumulative effect of accounting change	(1,145)	(163)	(729)	(7,310)	(844)	(75)	1,308

Fixed Charges:
Interest expense	676	827	1,670	1,182	279	860	834
Interest portion of rental expense	1,694	1,699	3,386	3,281	2,378	1,779	1,436

Total fixed charges	2,370	2,526	5,056	4,463	2,657	2,639	2,270

Earnings available for fixed charges	$1,225	$2,363	$4,327	$(2,847)	$1,813	$2,564	$3,578

Ratio of earnings before extraordinary charge and cumulative effect of accounting change to fixed charges (2)	---	---	---	---	---	---	1.58

(1) Prior to November 1997, the Company was taxed as an S-Corporation.  This amount reflects the pro forma provision for taxes as if the Company were taxed as a C-Corporation.

(2) For the six months ended August 3, 2001 and July 28, 2000 earnings were not adequate to cover fixed charges by approximately $1.1 million and $163,000, respectively. For the fiscal years ended February 2, 2001, January 28, 2000,  January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $729,000, $7.3 million, $844,000 and $75,000, respectively.